Exhibit 4.93

Description of Securities
Registered Pursuant to Section 12
of the Securities Exchange Act of 1934

As of January 29, 2021 (“Description Date”), Ameren Corporation (“Ameren”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934—its common stock, $.01 par value per share (“common stock”). The common stock is listed on The New York Stock Exchange, under the symbol “AEE.”

The following description is as of the Description Date.

In this Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, “Ameren,” “we,” “us,” “our” and similar terms refer to Ameren Corporation, unless the context requires otherwise.

Description of Common Stock
General

The following statements describing Ameren’s common stock are not intended to be a complete description but rather are a summary of certain rights and distinguishing characteristics relating to the common stock currently authorized by our Restated Articles of Incorporation, as amended (“articles of incorporation”). For additional information, please see our articles of incorporation and by-laws. Each of these documents has been previously filed with the Securities and Exchange Commission (“SEC”) and each is an exhibit to our Annual Report on Form 10-K to which this Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 is an exhibit. Reference is also made to the laws of the state of Missouri.

Under our articles of incorporation, we are authorized to issue 400 million shares of common stock, $.01 par value per share, and 100 million shares of preferred stock, $.01 par value per share. As of the Description Date, 253,355,105 shares of common stock and no shares of preferred stock were outstanding.

Dividend Rights and Limitations

The holders of our common stock are entitled to receive such dividends as our board of directors may from time to time declare, subject to any rights of the holders of our preferred stock, if any is outstanding. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise transfer funds to us. Various financing arrangements, corporate organizational documents and statutory and regulatory requirements may impose restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Voting Rights

Except as otherwise provided by law and subject to the voting rights of holders of our preferred stock, if any is outstanding, the holders of our common stock have the exclusive right to vote for the election of directors and for all other purposes. Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, including the election of directors, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares voting for the election of directors will not be able to elect any directors. The common stock shall vote together as a single class. The holders of our common stock are not entitled to cumulate votes for the election of directors. At annual and special meetings of shareholders, a majority of the outstanding shares of common stock constitutes a quorum.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our affairs, voluntarily or involuntarily, the holders of our common stock will be entitled to receive the remainder, if any, of our assets after the payment of all

Exhibit 4.93

our debts and liabilities and after the payment in full of any preferential amounts to which holders of any preferred stock may be entitled.

Uncertificated Shares and Certificates of Stock

The interest of each shareholder of any class of our stock shall not be evidenced by certificates for shares and all shares of all classes of stock shall be uncertificated shares; provided, however, that (a) any shares of our stock represented by a certificate shall continue to be represented by such certificate until such certificate is surrendered to us and (b) we may, at our option but without obligation, issue certificates for some or all of any shares of some or all of any classes of stock as we determine from time to time.

Miscellaneous

The outstanding shares of common stock are, and any shares of common stock sold hereunder will be, upon payment for them, fully paid and non-assessable. The holders of our common stock are not entitled to any preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Our common stock does not contain any redemption provisions or conversion rights.

Transfer Agent and Registrar

Ameren Services Company, our subsidiary, serves as transfer agent and registrar for the common stock.

Certain Anti-Takeover Matters

Our articles of incorporation and by-laws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in our control. The material provisions that may have such an effect include:

•authorization for our board of directors to issue our preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters);

•advance notice procedures with respect to nominations of directors or proposals other than those adopted or recommended by our board of directors;

•the prohibition of shareholder action by less than unanimous written consent without a meeting; and

•provisions specifying that only the chief executive officer, the board of directors (by a majority vote of the entire board of directors) or, for certain purposes, shareholders owning 25% of our outstanding common stock for certain purposes may call special meetings of shareholders, and that the chairman of the meeting may adjourn a meeting of shareholders from time to time, whether or not a quorum is present.
•
In addition, the Missouri General and Business Corporation Law, or the MGBCL, contains certain provisions, including control share acquisition provisions and business combination provisions that would be applicable to certain mergers, share exchanges or sales of substantially all assets involving us or a subsidiary and a significant shareholder and which could have the effect of substantially increasing the cost to the acquiror and thus discouraging any such transaction. The MGBCL permits shareholders to adopt an amendment to the articles of incorporation opting out of the control share acquisition provisions, and our articles of incorporation opt out of such provisions.

Exhibit 4.93

Under the Illinois Public Utilities Act, Illinois Commerce Commission approval is required for any transaction which, regardless of the means by which it is accomplished, results in a change in the ownership of a majority of the voting capital stock of an Illinois public utility or the ownership or control of any entity which owns or controls a majority of the voting capital stock of a public utility. Because we control a majority of the voting stock of Ameren Illinois, a public utility subject to Illinois utility regulation, any change in our ownership or control, within the meaning of the Illinois Public Utilities Act, would require Illinois Commerce Commission approval. Certain acquisitions by any person of our outstanding voting shares would also require approval under the Federal Power Act and the Atomic Energy Act of 1954, as amended.